Titan Medical Reports First Quarter 2018 Financial Results

TORONTO, May 14, 2018 -- Titan Medical Inc. (TSX:TMD) (OTCQB:TITXF) (“Titan” or “the Company”), a medical device company focused on the design and development of a robotic surgical system for application in minimally invasive surgery (“MIS”), announces financial results for the three months ended March 31, 2018.

All financial results are prepared in accordance with International Financial Reporting Standards, (“IFRS”) and are reported in U.S. dollars, unless otherwise stated. The unaudited condensed interim financial statements and management’s discussion and analysis for the period ended March 31, 2018 may be viewed on SEDAR at www.sedar.com.

David McNally, President and CEO said, “Refinements made to the SPORT Surgical System during the first quarter of 2018 incorporate surgeon input and will be important for future market adoption. With the goal of a successful commercial launch we were pleased to announce our collaboration with Mimic Technologies, a leader in robotic simulation software, and the demonstration of the first two simulation training modules. Also, we secured additional intellectual property protection for features of our robotic surgical system and recently strengthened our capital position.”

Mr. McNally continued, “We are pleased with the medical community’s continued acknowledgment of our progress, as evidenced by the acceptance and presentation of a surgeon-authored abstract at the highly regarded SAGES Annual Meeting. The abstract describes encouraging preclinical validation studies, and we expect that additional presentations related to preclinical evidence will follow at other conferences later this year.”

Highlights for the first quarter of 2018 and recent weeks include:

•	On February 27, 2018, the Company announced that it had been granted Canadian Patent No. CA 2,982,615, titled “End Effector Apparatus for a Surgical Instrument.”
•	On March 12, 2018, the Company presented at the 30th Annual ROTH Conference in Laguna Niguel, Calif.
•	On March 20, 2018, the Company presented at the 28th Annual Oppenheimer Healthcare Conference in New York City.
•	On March 27, 2018, the Company reported the issuance of U.S. Patent No. 9,925,014, titled “Actuator and Drive for Manipulating Tool.”
•	On March 29, 2018, Titan Medical and Mimic Technologies announced a collaboration and the successful demonstration of the first simulation training modules.
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On April 16, 2018, a surgeon-authored abstract highlighting the early European experience with the SPORT Surgical System was presented at the Society of American Gastrointestinal and Endoscopic Surgeons Annual Meeting in Seattle.

•	On May 3, 2018, the Company presented at the Annual Bloom Burton & Company Healthcare Investor Conference in Toronto.

Financial results for the first quarter of 2018 include (all comparisons are with the first quarter of 2017, unless otherwise stated):

•	Research and development expenses for the first quarter of 2018 were $3,274,074 compared with $2,946,323.
•	Net and comprehensive loss for the first quarter of 2018 was $808,699, compared with a net and comprehensive loss of $4,988,274.
•	The Company completed a public offering on April 10, 2018 for gross proceeds of $8,035,941.
•	Cash, cash equivalents and deposits with product development service providers as of March 31, 2018 were $24,807,257, compared with $28,668,927 as of December 31, 2017.

About Titan Medical Inc.

Titan Medical Inc. is focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery. The Company is developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high-definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue focused surgical indications for the SPORT Surgical System, which may include one or more of gynecologic, urologic, colorectal or general abdominal procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” which reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 31, 2018 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

CONTACTS:

LHA
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com